As filed with the Securities and Exchange Commission on April 28, 2014. Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

OI S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing preferred shares of Oi S.A.	2,500,000,000 American Depositary Shares	$5.00	$125,000,000	$16,100
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement (Preferred Shares) dated as of February 27, 2012 among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Form of letter from The Bank of New York Mellon to Brasil Telecom S.A (now known as Oi S.A.). relating to pre-release activities. – Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 28, 2014.

Legal entity created by the agreement for the issuance of depositary shares representing preferred shares of Oi S.A..

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Oi S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, on April 28, 2014.

Oi S.A.

By: /s/ Eurico De Jesus Teles Neto

Name: Eurico De Jesus Teles Neto

Title: Executive Officer

By: /s/ Bayard De Paoli Gontijo

Name: Bayard De Paoli Gontijo

Title: Chief Financial Officer and Investor Relations Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 28, 2014.

Signature	Title

/s/ Zeinal Abedin Mahomed Bava	Chief Executive Officer
Zeinal Abedin Mahomed Bava

/s/ Bayard De Paoli Gontijo	Chief Financial Officer and Investor Relations Officer
Bayard De Paoli Gontijo

/s/ Nuno Filipe Carnaz Cadima	Controller and Co-Principal Accounting Officer
Nuno Filipe Carnaz Cadima

/s/ Marcelo Antonio Leal Gomes	Technical Accounting Manager and Co-Principal Accounting Officer
Marcelo Antonio Leal Gomes

/s/ José Mauro Mettrau Carneiro da Cunha	Chairman, Board of Directors
José Mauro Mettrau Carneiro da Cunha

/s/ Cristiano Yazbek Pereira	Member, Board of Directors
Cristiano Yazbek Pereira

/s/ Alexandre Jereissati Legey	Member, Board of Directors
Alexandre Jereissati Legey

/s/ Rafael Cardoso Cordeiro	Member, Board of Directors
Rafael Cardoso Cordeiro

/s/ Fernando Magalhães Portella	Member, Board of Directors
Fernando Magalhães Portella

/s/ Renato Torres de Faria	Member, Board of Directors
Renato Torres de Faria

/s/ Pedro Jereissati	Member, Board of Directors
Pedro Jereissati

/s/ Shakhaf Wine	Member, Board of Directors
Shakhaf Wine

/s/ Armando Galhardo Nunes Guerra Junior	Member, Board of Directors
Armando Galhardo Nunes Guerra Junior

Member, Board of Directors
Luís Miguel da Fonseca Pacheco de Melo

Member, Board of Directors
Antonio Cardoso dos Santos

/s/ Carlos Augusto Borges	Member, Board of Directors
Carlos Augusto Borges

/s/ Carlos Fernando Costa	Member, Board of Directors
Carlos Fernando Costa

/s/ Fernando Marques dos Santos	Member, Board of Directors
Fernando Marques dos Santos

/s/ José Valdir Ribeiro dos Reis	Member, Board of Directors
José Valdir Ribeiro dos Reis

/s/ Sergio Franklin Quintella	Member, Board of Directors
Sergio Franklin Quintella

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative of Oi S.A. in the United States, has signed this registration statement in the City of Newark, State of Delaware, on April 28, 2014.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement (Preferred Shares) dated as of February 27, 2012 among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Form of letter from The Bank of New York Mellon to Brasil Telecom S.A. (now known as Oi S.A.) relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification Under Rule 466.